[JSE LETTERHEAD]




                                                                March 28, 2006



VIA TELEFAX
-----------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:    Larry Spirgel, Assistant Director
              Kathryn Jacobson, Staff Accountant
              Kyle Moffatt, Accountant Branch Chief

                       Emmis Communications Corporation
                               File No. 0-23264
                       --------------------------------

Ladies and Gentlemen:

         As discussed in the telephone conversation on March 22, 2006 with Kyle Moffat and Kathryn Jacobson regarding the quarterly reports on Form 10-Q of Emmis Communications Corporation (the "Company") for the quarters ended August 31, 2005 (filed October 11, 2005) and November 30, 2005 (filed January 9, 2006), the Company is providing to the Staff a supplemental memorandum prepared by the Company, which assesses the materiality of the classification of the Company's outstanding 6.25% Series A Cumulative Convertible Preferred Stock in accordance with the criteria set forth in SEC Staff Accounting Bulletin No. 99. The Company respectfully requests that this memorandum be treated as supplemental information under Rule 12b-4 under the Securities Exchange Act of 1934 and be returned by the Staff upon completion of its review.

         If you have any questions, please do not hesitate to call me at (317) 684-6565


                                                Sincerely,


                                                /s/ J. Scott Enright
                                                ------------------------------
                                                J. Scott Enright
                                                Associate General Counsel
                                                and Secretary

                                                            [GRAPHIC OMITTED -
                                                          EMMIS COMMUNICATIONS]

TO:        The Files

FROM:      Corporate Accounting

DATE:      March 28, 2006

SUBJECT: Management's consideration of the United States Securities and Exchange Commission Staff Accounting Bulletin No. 99 ("SAB99") - Materiality and the impact on the August 31, 2005 and November 30, 2005 Form 10-Q's

------------------------------------------------------------------------------

SUMMARY:

Emmis Communications Corporation (Emmis or the Company) has 2.875 million shares of 6.25% Series A cumulative convertible Preferred Stock outstanding ("Preferred Stock"), originally issued in 1999, which have a liquidation preference of $50 per share and a par value of $.01 per share.

As a result of an amendment to the preferred stock agreement in June 2005 (i.e. Q2), the Company granted the holders of Emmis' convertible Preferred Stock the right to require Emmis to redeem their shares in the event of a going private transaction, subject to certain conditions. This redemption feature only applies one year after a going private transaction were to occur in which Jeff Smulyan, CEO, President, Chairman of the Board and a Director (Principal Executive Officer) and founder of the Company, participates that is not otherwise a change of control. Following amendment of the Preferred Stock agreement, the terms and conditions of the redemption provision were fully disclosed in each Form 10-Q.

Based on the terms of the preferred stock and in consideration of EITF D-98 and ASR 268, Emmis concluded the following:

1. The preferred stock is not redeemable at a fixed or determinable price on a fixed or determinable date. Accordingly, this provision would not preclude permanent equity classification.

2. Redemption is not within the control of the preferred stockholders. Accordingly, this provision would not preclude permanent equity classification.

3. The Company believes there is only one limited scenario in which redemption of the Preferred Stock is not solely within the control of the Company: the Company would have to go private in a transaction in which Mr. Smulyan (independently or through his affiliates) participates that is not otherwise a change in control and that does not require approval of the Company's board of directors.

         The Company previously reviewed the individual facts and circumstances and the examples included in EITF D-98 and concluded permanent equity was appropriate. However, during the quarter ended February 28, 2006, the Company concluded that while redemption is not within the control of the preferred stockholders, there is the possibility that a going private transaction could occur that is not solely within the control of the Company. Accordingly, the Company concluded the Preferred Stock should to be classified outside of permanent equity.

IMPACT TO THE FINANCIAL STATEMENTS
This classification of the Preferred Stock outside of permanent equity has no impact on the statements of operations or cash flows. The impact on the balance sheets is as follows:

EMMIS COMMUNICATIONS CORPORATION

DATE:     March 28, 2006                     [GRAPHIC OMITTED -              2
                                              EMMIS
                                              COMMUNICATIONS]

                                                  Form 10-K    Form 10-Q    Form 10-Q     Form 10-Q
SHAREHOLDERS' EQUITY, AS PRESENTED                2/28/2005    5/31/2005    8/31/2005    11/30/2005
                                                  ---------    ---------    ---------    ----------
   Series A cumulative convertible preferred stock       29           29           29            29
   Class A common stock                                 516          519          320           320
   Class B common stock                                  48           49           49            49
   Additional paid-in-capital                     1,041,128    1,046,670      655,958       659,214
   Accumulated deficit                             (589,354)    (581,222)    (575,038)     (377,263)
   Accumulated other comprehensive income (loss)        225       (1,067)      (2,221)       (2,123)
                                                  ---------    ---------      -------       -------
   Total Shareholders' Equity                       452,592      464,978       79,097       280,226
                                                  =========    =========      =======       =======


                                                  Form 10-K    Form 10-Q    Form 10-Q     Form 10-Q
MEZZANINE AND SHAREHOLDERS' EQUITY, AS RESTATED   2/28/2005    5/31/2005    8/31/2005    11/30/2005
                                                  ---------    ---------    ---------    ----------
Mezzanine
   Series A cumulative convertible preferred stock                            143,750       143,750
Shareholders' Equity
Series A cumulative convertible preferred stock          29           29
   Class A common stock                                 516          519          320           320
   Class B common stock                                  48           49           49            49
   Additional paid-in-capital                     1,041,128    1,046,670      512,237       515,493
   Accumulated deficit                             (589,354)    (581,222)    (575,038)     (377,263)
   Accumulated other comprehensive income (loss)        225       (1,067)      (2,221)       (2,123)
                                                  ---------    ---------      -------       -------
   Total Shareholders' Equity (Deficit)             452,592      464,978      (64,653)      136,476
                                                  =========    =========      =======       =======

ANALYSIS

The Company has reviewed and evaluated the provisions of SAB99 with respect to the preferred stock in terms of a decision as to whether immediate restatement of the filed Forms 10-Q is necessary pending the completion of the 2006 Form 10-K and considered the following:

QUANTITATIVE & QUALITATIVE ANALYSIS

         1. whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

                       o Management's comment: The misstatement is capable of precise measurement.

         2. whether the misstatement masks a change in earnings or other trends

                       o Management's comment: The misstatement has no impact on earnings, other trends or liquidity. A detailed consideration of the impact on shareholders equity and liquidity is further discussed below.

         3. whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

                       o Management's comment: The misstatement does not hide a failure to meet analysts' consensus expectations for the Company. The primary metrics on which media investors focus are not impacted. Those metrics are net revenues, station operating income, station operating margin and

EMMIS COMMUNICATIONS CORPORATION

DATE:     March 28, 2006                     [GRAPHIC OMITTED -              3
                                              EMMIS
                                              COMMUNICATIONS]


                             EBITDA,  which  are  not  impacted.  The  Company
                             provides guidance on net revenues, station operating expenses and corporate expenses.
                             Management does not recall any questions from investors or analysts regarding the Company's equity. Further, there is a clear history that the Company's type of operating assets are readily bought and sold based on multiples of station operating income. Station operating income is by far the most significant determinant of fair value of the Company's operating assets along with the market size of the user audience.

         4. whether the misstatement changes a loss into income or vice versa

                       o Management's comment: The misstatement has no impact on earnings, but does impact shareholders equity (deficit), in particular additional paid in capital. A detailed consideration of the impact on shareholders equity is further discussed below.

         5. whether the misstatement concerns a segment or other portion of the registrants business that has been identified as playing a significant role in the registrant's operations or profitability or important to the future profitability of the entity

                       o Management's comment: The Preferred Stock is recorded in the corporate segment. The restatement of shareholders' equity would not impact the profitability of segments or segment disclosures.

         6. whether the misstatement affects the registrant's compliance with regulatory requirements

                       o Management's comments: The misstatement does not affect compliance with regulatory requirements.

         7. whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

                       o Management's comments: The misstatement does not affect compliance with loan covenants or other contractual requirements.

         8. whether the misstatement has the effect of increasing management's compensation

                       o     Management's   comments:  The  misstatement  does
                             impact management's compensation.

         9. whether the misstatement involves concealment of an unlawful transaction

                       o Management's comments: The misstatement does not conceal an unlawful transaction. In fact, the redemption requirement was fully disclosed in numerous public filings, including the proxy statement for the meeting of shareholders at which the amendment to the terms of the preferred stock was approved, 8-K filings in connection with such meeting, and the footnotes to the financial statements of the Company's Forms 10-Q for the first, second and third fiscal quarters.

OTHER CONSIDERATIONS

EMMIS COMMUNICATIONS CORPORATION

DATE:     March 28, 2006                     [GRAPHIC OMITTED -              4
                                              EMMIS
                                              COMMUNICATIONS]


         A.       potential market and investors reaction to restatement

                       o     Management's comments:

                             o The misstatement has no impact on earnings and has no impact on the cash flows of the business.

                             o The primary metric for media investors is net revenues, station operating income, station operating margin and EBITDA, which are not impacted.

                             o The misstatement has no impact on the Company's ability to conduct business now or in the future.

                             o Each of the Form 10-Q's filed last year clearly and conspicuously disclosed the redemption right in the footnotes to the Company's financial statements. Thus, no new information is being provided by the restatement.

                             o Accordingly, management believes there will be no market impact or investor reaction.

         B.       compelling   evidence  of  management's   intent  to  manage
                  reported earnings

                       o Management's comments: This misstatement has no impact on reported earnings.


SHAREHOLDERS EQUITY CONSIDERATIONS

While the classification of the Preferred Stock outside permanent equity would change the shareholders equity of approximately $79 million to a deficit of approximately $65 million for one of our historical quarters (quarter ended August 31, 2005), it does not impact the statements of operations or cash flows, or any other relevant measures. Consistent with the broadcasting industry, the Company, investors and analysts, utilize net revenues, station operating income, station operating margin and EBITDA to measure performance.

Further, through a variety of significant events, shareholders' equity is considered to be less relevant to the market value of our shares, as evidenced by the significant events during fiscal years 2006 and 2005 which have impacted our shareholders' equity as follows:

      FISCAL 2006

      o The Company sold certain assets, which resulted in a gain of approximately $189 million, net of tax, through November 30, 2005. Additional sales of assets are expected to increase the gain to approximately $360 million, net of tax for the year ended February 28, 2006. These transactions result in a significant increase to shareholders' equity.

      o The Company repurchased 20.25 million shares of its common stock for $394.9 million in the quarter ended August 31, 2005. This results in a significant decrease to shareholders equity.

      FISCAL 2005

      o The Company adopted EITF Topic D-108, which resulted in a non cash charge of $303 million, net of tax. This resulted in a significant decrease to shareholders equity.

EMMIS COMMUNICATIONS CORPORATION

DATE:     March 28, 2006                     [GRAPHIC OMITTED -              5
                                              EMMIS
                                              COMMUNICATIONS]


      o The Company refinanced substantially all its long-term debt which resulted in a loss on debt extinguishment of approximately $97 million. This resulted in a significant decrease to shareholders equity.

      o The Company sold certain assets, which resulted in a gain of approximately $34 million, net of tax. This resulted in an increase to shareholders equity.

Shareholders' equity for each of the quarters in Fiscal 2005 and 2006 and related average market price of our publicly traded common stock is as follows:

                                   5/31/2004  8/31/2004  11/30/2004  2/28/2005  5/31/2005  8/31/2005  11/30/2005
                                   ---------  ---------  ----------  ---------  ---------  ---------  ----------
Asset Sales                                                               $34M                             $189M
Stock repurchase                                                                              ($395M)
D-108 Adoption                                                          ($303M)
Loss on debt extinguishment            ($97M)

Shareholders equity, as reported     682,564    699,254     719,152    452,592    464,978     79,097     280,226
  Average Market Price, per quarter    $23.7      $20.1       $18.7      $18.3      $18.1      $19.7       $21.0

Despite the rather significant changes to shareholders' equity there has been little movement in the market value per share of common stock as depicted above, and in general the movements in share prices have not been correlated with the change in equity, either in magnitude or directionally. Finally, we note that the Company is closely followed by numerous institutional investors and analysts, and not one inquired about the impact of any of these transactions on shareholders' equity.

LIQUIDITY CONSIDERATIONS

The Company's primary source of liquidity is cash provided by operations and cash available through revolving loan borrowings under the credit facility. The misstatement has no impact on the Company's financial covenants or its ability to borrow funds under the credit facility.

OTHER PUBLIC FILLINGS AND LEVEL OF DISCLOSURE

The existence of the redemption right has been fully disclosed to current and future investors, which included the following:

      o The redemption right arose after a shareholders' meeting in which both common and preferred holders participated.

      o The proxy statement distributed for that meeting clearly and conspicuously described this redemption right.

      o The Form 8-K announcing results of the shareholder vote disclosed the redemption right.

      o Each of the Forms 10-Q filed last year clearly and conspicuously disclosed the redemption right in the footnotes to the Company's financial statements.

      o The information to determine the value of the preferred stock that stands ahead of the common stock is readily apparent on the face of the financial statement.

CURRENT FINANCIAL IMPACT ON EXISTING OR POTENTIAL INVESTORS

No qualifying going private tender offer has occurred, and thus the redemption right could not be effected prior to the filing of the Company's Form 10-K in May 2006. Most importantly, if there were to be a qualifying going private tender offer before the filing of the Form 10-K, the existence of the redemption right would be disclosed yet again as part of the tender offer documents. The only time the redemption issue is even relevant to Emmis' common shareholders is in connection with a decision of whether or not

EMMIS COMMUNICATIONS CORPORATION

DATE:     March 28, 2006                     [GRAPHIC OMITTED -              6
                                              EMMIS
                                              COMMUNICATIONS]


to
tender in a qualifying going private tender offer. Thus, before a going private tender offer is commenced, the redemption right is meaningless to common shareholders. Therefore, existing investors would not be harmed by such a redemption and would have the opportunity to sell their investments in the go private transaction. We believe that potential investors would be aware of the provision through the prominent disclosure in existing filings despite the lack of transparency on the face of the balance sheet for a remote occurrence.

SUMMARY & CONCLUSION

We have analyzed the provisions of SAB 99, including several other factors, to determine if the impact to the August 31, 2005 and November 30, 2005 Form 10-Q's , as originally filed, was materially misleading to investors. We have concluded that the impact is not materially misleading. Key considerations included the following:

      o This classification of the Preferred Stock outside permanent equity does not impact the statements of operations or cash flows.

      o The primary metric for media investors is net revenues, station operating income, station operating margin and EBITDA, which are not impacted.

      o Sizeable fluctuations have occurred in the shareholders' equity (deficit) for the Company. Investors and Analysts have not raised one question regarding these adjustments. Further, the Company has had several events which have had significant impact on equity during the current and prior year (i.e. asset sales, repurchase of common stock, impairment charge, debt retirement, etc.) in which the impact on our market value per share has been fairly nominal and not correlated. Furthermore, we believe the impact of negative or positive equity in and of itself related to this misstatement is not a material factor and is not an indicator of future results.

      o The existence of the redemption right has been fully disclosed to current and future investors, which included the proxy statement, Form 8-K's, the Forms 10-Q's, etc. The existence of the redemption right was clearly and conspicuously disclosed in the footnotes to the Company's financial statements.

      o The restatement of Form 10-Q's would impact the balance sheet of periods which will not be presented in the future filings and are effectively stale for practical purposes.

      o   Restating prior periods would not add any material new information.

Based on the above, we do not believe the misstatement of our balance sheet related to the Preferred Stock is material in light of the nature of our industry and the extent of our disclosures to the extent that it would require immediate restatement of the prior quarters. Further, as outlined above, we do not believe the magnitude of this matter is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the matter.

Accordingly, we believe it is appropriate to reclassify the preferred stock as mezzanine our February 28, 2006 Form 10-K, as opposed to restating the classification in the August 31, 2005 and November 30, 2005 Form 10-Q's.

Further, we fully intend on disclosing the classification of the preferred shares outside permanent equity in our year end press release, which is expected to occur on April 18, 2006.